UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file extraordinary reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

2026 Extraordinary General Meeting

In connection with the 2026 extraordinary general meeting of JBDI Holdings Limited, a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice of 2026 Extraordinary General Meeting, dated September 29, 2026, to be mailed to the shareholders of the Company
99.2	Form of Proxy Card to be mailed to the shareholders of the Company
99.3	Form of Second Amended and Restated Memorandum and Articles of Association

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2026

JBDI Holdings Limited

By:	/s/ Lim Chwee Poh
Name:	Lim Chwee Poh
Title:	Chair of the Board, Executive Director and Principal Executive Officer

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